EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Net income (loss)(1)	$(51,902)	$19,899	$9,281	$(54,329)	$131,687
Fixed Charges	11,375	632	472	469	323
Equity income in unconsolidated company	—	—	—	—	—
Interest capitalized	(2,338)	—	—	—	—
Amortization of previously capitalized interest	223	—	—	—	—

Total	(42,642)	$20,531	$9,753	$(53,860)	$132,010

Fixed Charges:
Interest cost and debt expense	4,195	—	—	—	—
Interest capitalized	2,338	—	—	—	—
Preferred dividends	3,493	—	—	—	—
Interest allocable to rental expense(2)	1,349	632	472	469	323

Total(3)	$11,375	$632	$472	$469	$323

Ratio of Earnings to Fixed Charges	—	32.49x	20.68x	—	408.20x

(1)	Includes asset impairment charges of $9.5 million, $7.0 million, $50.7 million and $156.4 million during the years ended December 31, 2012, 2011, 2010 and 2009, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s net loss for the years ended December 31, 2012 and December 31, 2009, its earnings were insufficient to cover its fixed charges by $54.0 million and $54.3 million.